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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
                            ------------------------

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       LORAL SPACE & COMMUNICATIONS LTD.
                           (NAME OF SUBJECT COMPANY)

                       LORAL SPACE & COMMUNICATIONS LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS(ES) OF SECURITIES)

                                   G56462107
                   (CUSIP NUMBER OF CLASS(ES) OF SECURITIES)

                                    AVI KATZ
                       LORAL SPACE & COMMUNICATIONS LTD.
                         C/O LORAL SPACECOM CORPORATION
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                                 (212) 697-1105
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                   COPIES TO:
                                 BRUCE R. KRAUS
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 728-8000
                            ------------------------

                           CALCULATION OF FILING FEE

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                TRANSACTION VALUATION:                                    AMOUNT OF FILING FEE:
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
                    $146,710,000(1)                                              $29,342
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

(1) Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 8,000,000 shares of 6% Series D Convertible Redeemable Preferred Stock outstanding as of December 31, 2000, (b) the exchange ratio of 4.25 shares of Common Stock, par value $.01 each, of Loral Space and Communications Ltd. for each share of 6% Series C Convertible Redeemable Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of Common Stock, as established by the average of the high and low prices reported as of February 21, 2001, on the New York Stock Exchange.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         AMOUNT PREVIOUSLY PAID:                          FILING PARTY:
        FORM OR REGISTRATION NO.:                          DATE FILED:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     In the first quarter of 2001, Loral Space & Communications Ltd., a company organized under the laws of Bermuda (the "Company"), launched an exchange offer (the "Exchange Offer") for all of the shares of its outstanding 6% Series D Convertible Redeemable Preferred Stock due 2007 ("Preferred Stock"), or such lesser number shares of Preferred Stock as are validly tendered and not withdrawn prior to the expiration date of the Exchange Offer, for shares of the Company's Common Stock, par value $0.01 per share ("Common Stock") at the rate of 4.25 shares of Common Stock for each share of Preferred Stock validly tendered and not withdrawn prior to the expiration date of the Exchange Offer. This Tender Offer Statement on Schedule TO ("Schedule TO") relates to such Exchange Offer by the Company. The Exchange Offer will expire at 5:00 p.m., New York City time, on Thursday, March 22, 2001, unless extended (the "Expiration Date").

ITEM 1:  SUMMARY TERM SHEET.

     See the section of the Offer to Exchange dated February 22, 2001, attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange"), captioned "Summary."

ITEM 2:  SUBJECT COMPANY INFORMATION.

     (a) The name of the Company to which this Schedule TO relates is Loral Space & Communications Ltd., a company organized under the laws of Bermuda. The address of the principal offices of the Company's principal U.S. subsidiary, Loral SpaceCom Corporation, is 600 Third Avenue, New York, New York 10016 and its telephone number is (212) 697-1105.

     (b) The titles of the classes of equity securities to which this Schedule TO relates are:

     - Common Stock of par value $0.01 per share; and

     - 6% Series D Convertible Redeemable Preferred Stock due 2007.

     As of December 31, 2000, there were 298,149,088 shares of Common Stock and 8,000,000 shares of Preferred Stock outstanding.

     (c) See the section of the Offer to Exchange captioned "Market for Common Stock and Preferred Stock."

ITEM 3:  IDENTITY AND BACKGROUND OF FILING PERSONS.

     (a) This Schedule TO is being filed by Loral Space & Communications Ltd. The address of the principal offices of the Company's principal U.S. subsidiary, Loral SpaceCom Corporation, is 600 Third Avenue, New York, New York 10016 and its telephone number is (212) 697-1105. For the executive officers and directors of the Company, see the section of the Offer to Exchange entitled "Management." The business address and business telephone number of each executive officer and director is the same listed above for the Company.

ITEM 4:  TERMS OF THE TRANSACTION.

     (a) See the sections of the Offer to Exchange captioned
"Summary -- Important Terms of the Exchange Offer," "Summary -- Material Differences in Rights as a Result of the Exchange Offer," "Risk Factors -- By participating in the Exchange Offer, you will give up the right to receive future preferred dividends and a preference over our Common Stock in the event of a liquidation," "The Exchange Offer," "Material United States Federal Income Tax Consequences" and "Certain Securities Laws Considerations."

     (b) See the section of the Offer to Exchange entitled "Interests of Directors and Officers."

ITEM 5:  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) See the section of the Offer to Exchange entitled "Risk Factors -- The market for our stock could be adversely affected by future issuance of significant amounts of Common Stock."

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     The Company has also simultaneously launched an exchange offer for all of its outstanding shares of 6% Series C Convertible Redeemable Preferred Stock due 2006, or such lesser number of shares of such preferred stock as are validly tendered and not withdrawn prior to the expiration date, for shares of the Company's Common Stock, par value $0.01 per share, at the rate of 4.1 shares of Common Stock for each share of preferred stock validly tendered and not withdrawn prior to the expiration date.

ITEM 6:  PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

     (a) See the sections of the Offer to Exchange captioned
"Summary -- Important Terms of the Exchange Offer" and "Reasons for the Exchange Offer."

     (b) See the section of the Offer to Exchange captioned "Use of Proceeds."

     (c) See the sections of the Offer to Exchange captioned
"Summary -- Important Terms of the Exchange Offer," "Risk Factors -- The ability of our subsidiaries and affiliates to pay dividends to us or otherwise support our obligations is limited by the terms of their debt instruments," "Risk Factors -- Due to poor subscriber take-up rates, Globalstar is unable to pay its obligations as they become due, and may require additional financing to continue its operations. During 2000, we have recorded charges of approximately $1.3 billion for Globalstar related activities," "Risk Factors -- If our business plan does not succeed, our operations might not generate enough cash to pay our obligations," "Risk Factors -- The market for our stock could be adversely affected by future issuance of significant amounts of Common Stock," "Certain Information About the Company," "Reasons for the Exchange Offer" and "Use of Proceeds."

ITEM 7:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) See the sections of the Offer to Exchange captioned
"Summary -- Important Terms of the Exchange Offer" and "The Exchange Offer."

     (b) See the section of the Offer to Exchange captioned "The Exchange Offer -- Conditions."

     (d) Not applicable.

ITEM 8:  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) See the section of the Offer to Exchange captioned "Interests of Directors and Officers."

ITEM 9:  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) See the section of the Offer to Exchange entitled "Fees and Expenses."

ITEM 10:  FINANCIAL STATEMENTS.

     (a) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

     (b) See the sections of the Offer to Exchange captioned "Summary -- Recent Financial Data" and "-- Summary Historical Financial Information."

ITEM 11:  ADDITIONAL INFORMATION.

     (a) See the section of the Offer to Exchange captioned "Certain Legal Matters; Regulatory Approvals."

     (b) Not applicable.

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ITEM 12:  EXHIBITS.

Exhibit (a)(1)(A)  Offer to Exchange, dated February 22, 2001, relating to the
                   Exchange Offer.
Exhibit (a)(1)(B)  Form of Letter of Transmittal, dated February 22, 2001, relating to the Exchange Offer.
Exhibit (a)(1)(C)  Form of Notice of Guaranteed Delivery.
Exhibit (a)(1)(D)  Form of Letter to Brokers.
Exhibit (a)(1)(E)  Form of Letter to Clients.
Exhibit (a)(1)(F)  Text of Press Release issued by Loral Space & Communications
                   Ltd., dated February 22, 2001.
Exhibit (h)(1)     Opinion of Willkie Farr & Gallagher as to the material
                   United States federal income tax consequences of the
                   Exchange Offer.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LORAL SPACE & COMMUNICATIONS LTD.

                                          By: /s/ AVI KATZ
                                            ------------------------------------
                                            Name: Avi Katz
                                            Title:  Vice President, General
                                                    Counsel
                                                and Secretary

Dated: February 22, 2001

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